03013875

AB 3/5/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SEC MAIL PROCESSING RECEIVED FEB 2 5 2003 WASH, D.C. 181 SECTION

SEC File Number
8-51809

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning **January 1, 2002** and ending **December 31, 2002**

A. REGISTRANT INFORMATION

Official Use Only
Firm ID No.

NAME OF BROKER-DEALER:
S&L, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
40 Skokie Blvd, Suite 110
(No. and Street)

Northbrook	Illinois	60062
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Betty Singer	(847) 509-8857
	(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Kupferberg, Goldberg & Neimark, LLC
(Name – *if individual, state last, first, middle name*)

225 N. Michigan Avenue, Suite 1100
(No. and Street)

Chicago	Illinois	60601
(City)	(State)	(Zip Code)

PROCESSED
MAR 1 1 2003
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States ort any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

MAR 0 7 2003

OATH OR AFFIRMATION

I, **Betty Singer**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **S&L, LLC**, as of **December 31, 2002**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None

Signature

Title

Notary Public

"OFFICIAL SEAL"
MARTHA LEMA
NOTARY PUBLIC STATE OF ILLINOIS
My Commission Expires ... 2004

This Report** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of reserve Requirements Pursuant to Rule 15c-3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3
- [ ] (j) A reconciliation, including appropriate explanation, of the Computation of Net capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [X] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- [X] (o) Independent Auditors' Report on Internal Control

*** For condition of confidential treatment of certain portions of this filing, see section 240.17a-5(e)3.*

S&L, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

(Filed Pursuant to Rule 17a-5(d) Under the
Securities Exchange Act of 1934)

S&L, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

Table of Contents

KGN

Certified Public Accountants

Financial & Management Consultants

Kupferberg, Goldberg & Neimark, LLC

225 N. Michigan Ave. 11th Floor

Chicago, Illinois 60601-7601

312.819.4300 FAX 312.819.4343

e-mail: kgn@kgn.com

www.kgn.com

Member:
The KGN Financial Group
The Leading Edge Alliance
Kreston International

INDEPENDENT AUDITORS' REPORT

To the Members
S&L, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of S&L, LLC as of December 31, 2002 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of S&L, LLC as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Kupferberg, Goldberg & Neimark, LLC

KUPFERBERG, GOLDBERG & NEIMARK, LLC

January 24, 2003

S&L, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Assets	
Cash	$ 99,247
Due from clearing broker	7,637,334
Marketable securities owned	8,779,508
Due from partnership	60,645
Exchange membership (Fair market value at $310,000)	311,150
Deposit with clearing organization	11,703
Investment in partnership	200,000
TOTAL ASSETS	$ 17,099,587

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Marketable securities sold, but not yet purchased	$ 10,029,600
Accrued expenses	175,778
Distributions payable	89,232
Total Liabilities	10,294,610
Members' Equity	6,804,977
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 17,099,587

See notes to statement of financial condition.

S&L, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

S&L, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD") dealing in equity securities. All transactions are cleared through another broker-dealer clearing firm. The Company also trades bonds through a limited liability membership unit in a limited liability company.

The Company is organized as a limited liability company under the Limited Liability Company Act of the State of Illinois. The operating agreement expires on December 31, 2045. As a limited liability company, the members' liability is intended to be limited to the extent of their direct equity investment.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. All marketable securities are valued at market value and the resulting difference between cost and market is included in income.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement dates are recorded net on the statement of financial condition.

Securities-Lending Activities

Securities borrowed and securities loaned transactions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral. Securities-borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. These expenses are netted with realized gains on trading in the statement of income.

S&L, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company has elected to be treated as a partnership under the Internal Revenue Code and to have its taxable income or loss reported directly by its members. Accordingly, federal income taxes are not reflected in the accompanying financial statements. The Company is liable for state replacement taxes.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 – MARKETABLE SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of stocks with a market value at December 31, 2002 as follows:

	Owned	Sold, Not Yet Purchased
Corporate Stocks	$ 8,779,508	$ 10,029,600

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. In addition, the Company may be subject to increased net capital requirements as determined by the NASD.

At December 31, 2002, the Company had net capital of $3,526,167 and minimum required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.1 to 1.

S&L, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

NOTE 5 – EXCHANGE MEMBERSHIP

During the year ended December 31, 2002, the Company purchased an exchange membership in the Chicago Board of Trade ("CBOT") for $311,150. The exchange membership in the CBOT is carried at cost. At December 31, 2002, the fair market value of the membership was approximately $310,000.

NOTE 6 – INVESTMENT IN PARTNERSHIP

On August 22, 2002, the Company purchased a limited liability membership unit in a limited liability company for the purpose of trading bonds. The Company distributes all income from this partnership to its members. For the year ended December 31, 2002, the Company recorded income from the LLC of $89,232 and a corresponding distribution to the members at $89,232, which was unpaid of December 31, 2002.

NOTE 7 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statement at December 31, 2002, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2002.

NOTE 8 – CONCENTRATIONS OF CREDIT RISK

The Company clears all of its trades through a clearing broker located in Chicago, Illinois. In the event this clearing broker does not fulfill it obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the clearing broker to these transactions. The Company attempts to minimize this credit risk by monitoring the creditworthiness of its clearing broker.

NOTE 9 – COMMITMENTS

The Company has leased its office space through December 31, 2004. In addition to the base rent, the Company is obligated for its pro-rata share of the real estate taxes and common area maintenance charges.

Additionally, the Company leases exchange memberships and equipment on a month-to-month basis.

Future minimum annual rental payments are as follows:

Year	Amount
2003	$ 34,300
2004	35,525
	$ 69,825

Rent expense for the year was approximately $39,600.